Exhibit 99.1

Silicon Motion Announces Results for the Period Ended September 30, 2016

NEWS RELEASE

Financial Highlights

		GAAP	Non-GAAP

•	Net sales	$158.6 million (13% Q/Q)	$158.6 million (13% Q/Q)

•	Gross margin	48.8%	48.9%

•	Operating margin	24.3%	28.7%

•	Earnings per diluted ADS	$0.92	$1.07

Business Highlights

•	Embedded Storage[1] sales increased over 15% Q/Q and accounted for about 80% of total sales, similar to the previous quarter

•	Client SSD controller sales increased 25% Q/Q

•	eMMC controller sales increased over 15% Q/Q

•	Enterprise and industrial SSD solutions sales increased less than 10% Q/Q

•	Started to ship PCIe NVMe SSD controllers to one flash partner and one module maker

•	Secured PCIe NVMe SSD controller design-wins with nearly 10 customers

TAIPEI, Taiwan and MILPITAS, Calif., October 28, 2016 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended September 30, 2016. For the third quarter, net sales increased 13% sequentially to $158.6 million from $140.7 million in the second quarter. Net income (GAAP) increased to $32.7 million or $0.92 per diluted ADS (GAAP) from a net income (GAAP) of $29.0 million or $0.82 per diluted ADS (GAAP) in the second quarter.

For the third quarter, net income (non-GAAP) increased to $38.3 million or $1.07 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $30.7 million or $0.86 per diluted ADS (non-GAAP) in the second quarter.

[1]	Embedded Storage comprises primarily eMMC and client SSD controllers and enterprise and industrial SSD solutions.

Third Quarter 2016 Review

“Third quarter sales exceeded our original expectations due to continuing strong demand for our client SSD and eMMC controllers, especially from our NAND flash partners,” said Wallace Kou, President and CEO of Silicon Motion. “We are excited that our NAND flash partners have continued to grow their sales of SSDs to PC OEMs and eMMCs to smartphone OEMs. This has led to further expansion of our market shares in both client SSD controllers and eMMC controllers.”

Sales

(in millions, except percentages)	3Q 2016		2Q 2016		3Q 2015
	Sales	Mix	Sales	Mix	Sales	Mix
Mobile Storage*	$146.9	93%	$129.5	92%	$80.9	85%
Q/Q	13%		25%		14%
Y/Y	82%		83%		12%

Mobile Communications**	$10.1	6%	$9.7	7%	$12.5	13%

Others	$1.6	1%	$1.5	1%	$2.0	2%

Total Revenue	$158.6	100%	$140.7	100%	$95.4	100%
Q/Q	13%		25%		9%
Y/Y	66%		61%		10%

*	Mobile Storage products include Embedded Storage products (eMMC and client SSD controllers and enterprise and industrial SSD solutions) and Expandable Storage products (SD and USB flash drive controllers)
**	Mobile Communications products include mobile TV SoCs and handset transceivers

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	3Q 2016	2Q 2016	3Q 2015	3Q 2016	2Q 2016	3Q 2015
Revenue	$158.6	$140.7	$95.4	$158.6	$140.7	$95.4

Gross profit	$77.4	$68.1	$49.1	$77.6	$68.1	$49.2
Percent of revenue	48.8%	48.4%	51.5%	48.9%	48.4%	51.6%

Operating expenses	$38.9	$31.9	$29.7	$32.0	$30.9	$25.8

Operating income	$38.5	$36.2	$19.4	$45.5	$37.2	$23.4
Percent of revenue	24.3%	25.7%	20.4%	28.7%	26.5%	24.5%

Earnings per diluted ADS	$0.92	$0.82	$0.38	$1.07	$0.86	$0.57

Other Financial Information

(in millions)	3Q 2016	2Q 2016	3Q 2015
Cash and cash equivalents, and short-term investments	$269.2	$219.1	$183.7

Capital Expenditures	$2.8	$4.9	$4.6

Dividend payments	$5.3	$5.3	$5.2

During the third quarter, we had $2.8 million of capital expenditures for the routine purchase of software and design tools.

This quarter, we received $35.0 million in bank financing secured by a $25.0 million restricted deposit. These loans are for accelerating the unwinding of intercompany transactions. We expect to repay the loans within 12 months from our operating cash flow.

Our third quarter cash flows were as follows:

3 months ended September 30, 2016

(In $ millions)
Net income (GAAP)	32.7
Depreciation & amortization	2.4
Changes in operating assets and liabilities	15.1
Others	4.7

Net cash provided by operating activities	54.9

Acquisition of property and equipment	(2.8)
Changes in restricted assets	(25.2)

Net cash used in investing activities	(28.0)

Dividend	(5.3)
Loans	35.0

Net cash provided by financing activities	29.7

Effects of changes in foreign currency exchange rates on cash	0.5

Net increase in cash and cash equivalents	57.1

Returning Value to Shareholders

On October 24, 2016, the Board of Directors of the Company declared a $0.80 per ADS annual dividend to be paid in quarterly installments of $0.20 per ADS. Because of our strong business outlook and improvements in free cash flow, our Board raised our annual dividend from last year’s $0.60 per ADS.

On August 5, 2016, we paid $5.3 million to shareholders as the fourth installment of our previously announced annual dividend, which was declared on November 2, 2015.

Business Outlook

“We expect our revenue to decline in the fourth quarter. Our client SSD controller sales should grow further, but will likely be offset by declining sales of card and USB flash drive controllers due to tightness in flash availability and SSD solutions due to project timing,” said Wallace Kou, President and CEO of Silicon Motion. “Year-over-year, our fourth quarter revenue should grow in the range of 39% to 47%, a solid finish for an outstanding year. We will be exiting the year with a solid pipeline of projects relating to our client SSD controllers, eMMC and UFS controllers and SSD solutions, which we believe will position us for further growth in 2017.”

For the fourth quarter of 2016, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$136.4m to $144.3m -14% to -9% Q/Q	—	$136.4m to $144.3m -14% to -9% Q/Q
Gross margin	48.5% to 50.5%	Approximately $0.2m*	48.5% to 50.5%
Operating margin	19% to 21%	Approximately $8.7m to 9.1m**	25% to 27%

*	Gross margin (non-GAAP) excludes $0.2 million of stock-based compensation.
**	Operating margin (non-GAAP) excludes $0.5 million of amortization of intangible assets, $0.3 million of restructuring expenses, and $7.9 million to $8.3 million of stock-based compensation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on October 28, 2016.

Speakers

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Senior Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 9414 5523

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 9414 5523

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

–	a better understanding of how management plans and measures the Company’s underlying business; and

–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

Acquisition-related expenses consist of direct costs of acquisitions, such as transaction fees, which vary significantly and are unique to each acquisition. The Company does not acquire businesses on a predictable cycle, so we have excluded the effect of these costs when presenting our non-GAAP financial measures.

Restructuring expenses consists of costs relating to the restructuring of our corporate organization according to a formal plan to streamline operations and improve financial performance. The Company does not engage in restructuring activities in the ordinary course of business, so have excluded the effect of these costs when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Sep. 30, 2015 ($)	Jun. 30, 2016 ($)	Sep. 30, 2016 ($)
Net Sales	95,397	140,686	158,580
Cost of sales	46,285	72,565	81,175

Gross profit	49,112	68,121	77,405
Operating expenses
Research & development	19,628	21,234	25,934
Sales & marketing	5,545	6,351	7,548
General & administrative	3,994	3,797	4,878
Amortization of intangibles assets	526	526	526

Operating income	19,419	36,213	38,519
Non-operating income (expense)
Gain on sale of investments	—	1	—
Interest income, net	506	441	541
Foreign exchange gain (loss), net	220	(488)	(375)
Others, net	4	19	28

Subtotal	730	(27)	194

Income before income tax	20,149	36,186	38,713
Income tax expense	6,969	7,139	5,991

Net income	13,180	29,047	32,722

Earnings per basic ADS	$0.38	$0.82	$0.93
Earnings per diluted ADS	$0.38	$0.82	$0.92

Margin Analysis:
Gross margin	51.5%	48.4%	48.8%
Operating margin	20.4%	25.7%	24.3%
Net margin	13.8%	20.6%	20.6%

Additional Data:
Weighted avg. ADS equivalents[2]	34,726	35,273	35,308
Diluted ADS equivalents	34,941	35,476	35,539

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Sep. 30, 2015 ($)	Jun. 30, 2016 ($)	Sep. 30, 2016 ($)
Gross profit (GAAP)	49,112	68,121	77,405
Gross margin (GAAP)	51.5%	48.4%	48.8%
Stock-based compensation expense(A)	88	2	156
Gross profit (non-GAAP)	49,200	68,123	77,561
Gross margin (non-GAAP)	51.6%	48.4%	48.9%

Operating expenses (GAAP)	29,693	31,908	38,886
Stock-based compensation expense(A)	(3,347)	(470)	(6,320)
Amortization of intangible assets	(526)	(526)	(526)
Litigation expense	(28)	(9)	(1)
Acquisition-related expense	6	—	—
Operating expenses (non-GAAP)	25,798	30,903	32,039

Operating profit (GAAP)	19,419	36,213	38,519
Operating margin (GAAP)	20.4%	25.7%	24.3%
Total adjustments to operating profit	3,983	1,007	7,003
Operating profit (non-GAAP)	23,402	37,220	45,522
Operating margin (non-GAAP)	24.5%	26.5%	28.7%

Non-operating income (expense) (GAAP)	730	(27)	194
Foreign exchange loss (gain), net	(220)	488	375
Non-operating income (expense) (non-GAAP)	510	461	569

Net income (GAAP)	13,180	29,047	32,722
Total pre-tax impact of non-GAAP adjustments	3,763	1,495	7,378
Income tax impact of non-GAAP adjustments	3,105	162	(1,768)
Net income (non-GAAP)	20,048	30,704	38,332

Earnings per diluted ADS (GAAP)	$0.38	$0.82	$0.92
Earnings per diluted ADS (non-GAAP)	$0.57	$0.86	$1.07

Shares used in computing earnings per diluted ADS (GAAP)	34,941	35,476	35,539
Non-GAAP Adjustments	332	63	244
Shares used in computing earnings per diluted ADS (non-GAAP)	35,273	35,539	35,783

	For the Three Months Ended
	Sep. 30, 2015 ($)	Jun. 30, 2016 ($)	Sep. 30, 2016 ($)

(A) Excludes stock-based compensation as follows:
Cost of Sales	88	2	156
Research & development	2,125	278	4,009
Sales & marketing	604	159	1,038
General & administrative	618	33	1,273

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2015 ($)	Sep. 30, 2016 ($)
Net Sales	263,256	411,948
Cost of sales	127,737	209,461

Gross profit	135,519	202,487
Operating expenses
Research & development	51,876	66,367
Sales & marketing	14,037	20,114
General & administrative	10,710	12,024
Amortization of intangibles assets	526	1,577

Operating income	58,370	102,405

Non-operating expense (income)
Gain on sale of investments	2	1
Interest income, net	1,523	1,407
Foreign exchange gain (loss), net	599	(803)
Others, net	8	47

Subtotal	2,132	652

Income before income tax	60,502	103,057
Income tax expense	13,635	18,274

Net income	46,867	84,783

Earnings per basic ADS	$1.36	$2.41

Earnings per diluted ADS	$1.35	$2.39

Margin Analysis:
Gross margin	51.5%	49.2%
Operating margin	22.2%	24.9%
Net margin	17.8%	20.6%

Additional Data:
Weighted avg. ADS equivalents	34,408	35,198
Diluted ADS equivalents	34,782	35,476

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2015 ($)	Sep. 30, 2016 ($)
Gross profit (GAAP)	135,519	202,487
Gross margin (GAAP)	51.5%	49.2%
Stock-based compensation expense(A)	129	201
Gross profit (non-GAAP)	135,648	202,688
Gross margin (non-GAAP)	51.5%	49.2%

Operating expenses (GAAP)	77,149	100,082
Stock-based compensation expense(A)	(5,066)	(8,736)
Amortization of intangible assets	(526)	(1,577)
Litigation expense	(93)	(51)
Acquisition-related expense	(320)	—
Operating expenses (non-GAAP)	71,144	89,718

Operating profit (GAAP)	58,370	102,405
Operating margin (GAAP)	22.2%	24.9%
Total adjustments to operating profit	6,134	10,565
Operating profit (non-GAAP)	64,504	112,970
Operating margin (non-GAAP)	24.5%	27.4%

Non-operating income (expense) (GAAP)	2,132	652
Foreign exchange loss (gain), net	(599)	803
Non-operating income (expense) (non-GAAP)	1,533	1,455

Net income (GAAP)	46,867	84,783
Total pre-tax impact of non-GAAP adjustments	5,535	11,368
Income tax impact of non-GAAP adjustments	1,984	(2,810)
Net income (non-GAAP)	54,386	93,341

Earnings per diluted ADS (GAAP)	$1.35	$2.39
Earnings per diluted ADS (non-GAAP)	$1.56	$2.62

	For the Nine Months Ended
	Sep. 30, 2015 ($)	Sep. 30, 2016 ($)
Shares used in computing earnings per diluted ADS (GAAP)	34,782	35,476
Non-GAAP Adjustments	144	140
Shares used in computing earnings per diluted ADS (non-GAAP)	34,926	35,616

(A) Excludes stock-based compensation as follows:
Cost of Sales	129	201
Research & development	3,242	5,453
Sales & marketing	931	1,646
General & administrative	893	1,637

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Sep. 30, 2015 ($)	Jun. 30, 2016 ($)	Sep. 30, 2016 ($)
Cash and cash equivalents	182,984	203,420	260,468
Short-term investments	679	15,691	8,683
Accounts receivable (net)	56,432	71,931	61,800
Inventories	50,176	81,542	79,728
Refundable deposits – current	19,531	19,149	44,289
Prepaid expenses and other current assets	4,244	5,417	6,392

Total current assets	314,046	397,150	461,360
Long-term investments	133	133	133
Property and equipment (net)	38,322	48,336	48,726
Goodwill and intangible assets (net)	76,528	74,942	74,423
Other assets	3,945	8,501	11,033

Total assets	432,974	529,062	595,675

Accounts payable	14,077	48,315	38,207
Loans	—	—	35,000
Income tax payable	21,791	16,362	22,148
Accrued expenses and other current liabilities	41,887	49,359	73,308

Total current liabilities	77,755	114,036	168,663
Other liabilities	8,338	16,264	16,766

Total liabilities	86,093	130,300	185,429
Shareholders’ equity	346,881	398,762	410,246

Total liabilities & shareholders’ equity	432,974	529,062	595,675

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and solutions and ship over 750 million NAND controllers annually, more than any other company in the world. Our controllers are widely used in embedded storage products such as SSDs and eMMCs which are found in smartphones, PCs and industrial and commercial applications. We also supply specialized high-performance enterprise and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected fourth quarter of 2016 and full year 2016 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter of 2016 and full year 2016. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; our ability to continue to successfully integrate our 2015 acquisition of Shannon Systems; changes in our cost of finished goods; the payment, or non-payment, of cash dividends, including our recently announced increase to our annual dividend, in the future at the discretion of our board of directors; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 29, 2016. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:

Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu
Project Manager
Tel: +886 2 2219 6688 x3509
Fax: +886 2 2219 6868
E-mail: sara.hsu@siliconmotion.com